                                                       COMMISSION FILE NO. 1-496







                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1998




                               Title of the Plan:


                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

               Issuer of the securities held pursuant to the Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN




                              FINANCIAL STATEMENTS




                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1998 and 1997



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1998












Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1998

                                                                           PARTICIPANT DIRECTED
                                         --------------------------------------------------------------------------------------
                                                                          BLENDED
                                          HERCULES                       INTEREST                                       FRANK
                                        INCORPORATED                      RATE          FIDELITY                       RUSSELL
                                           COMMON                        SAVINGS        MAGELLAN           LOAN        EQUITY
                                         STOCK FUND     EQUITY FUND        FUND           FUND             FUND       INDEX FUND
                                         ----------     -----------        ----           ----             ----       ----------
ASSETS
Allocated Share of Master Savings
    Trust Investments                   $  334,747(a)   $1,371,182(b)    $5,065,949    $1,902,709(c)    $      102    $  193,502(d)

Allocated Share of Master Savings
    Trust Cash                               7,303              --          324,431           627               --            54
                                        ----------      ----------       ----------    ----------       ----------    ----------
Total Assets                               342,050       1,371,182        5,390,380     1,903,336              102       193,556
                                        ----------      ----------       ----------    ----------       ----------    ----------
LIABILITIES
Accounts Payable                                --              38            1,596            --               --            --
                                        ----------      ----------       ----------    ----------       ----------    ----------
Net Assets Available for Benefits       $  342,050      $1,371,144       $5,388,784    $1,903,336       $      102    $  193,556
                                        ==========      ==========       ==========    ==========       ==========    ==========



                                                                           PARTICIPANT DIRECTED
                                         ------------------------------------------------------------------------
                                                                            SEI
                                                          SEI SMALL      DIVERSIFIED        SEI          SEI CORE
                                         SEI INT'L           CAP.         MODERATE       DIVERSIFIED      FIXED
                                           EQUITY           GROWTH         GROWTH       CONSERVATIVE      INCOME
                                            FUND             FUND           FUND           FUND            FUND          TOTAL
                                            ----             ----           ----           ----            ----          -----
ASSETS
Allocated Share of Master Savings
    Trust Investments                   $   16,514(e)    $   65,767(f)   $    7,150(g)     $ --(h)      $    2,380(i)   $8,960,002

Allocated Share of Master Savings
    Trust Cash                                  --              332               1            --               27         332,775
                                        ----------       ----------      ----------        ------       ----------      ----------
Total Assets                                16,514           66,099           7,151            --            2,407       9,292,777
                                        ----------       ----------      ----------        ------       ----------      ----------
LIABILITIES
Accounts Payable                                --               --               3            --                6           1,643
                                        ----------       ----------      ----------        ------       ----------      ----------
Net Assets Available for Benefits       $   16,514       $   66,099      $    7,148        $   --       $    2,401      $9,291,134
                                        ==========       ==========      ==========        ======       ==========      ==========

----------
(a)  At fair value.  Cost: $   295,892    Shares: 12,284
(b)  At fair value.  Cost: $   726,846
(c)  At fair value.  Cost: $ 1,333,209
(d)  At fair value.  Cost: $   162,481
(e)  At fair value.  Cost: $    16,326
(f)  At fair value.  Cost: $    64,461
(g)  At fair value.  Cost: $     6,750
(h)  At fair value.  Cost: $         0
(i)  At fair value.  Cost: $     2,382


The accompanying notes are an integral part of these financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                                                 PARTICIPANT DIRECTED
                                         --------------------------------------------------------------------------------------
                                                                                BLENDED
                                           HERCULES                             INTEREST
                                         INCORPORATED                             RATE            FIDELITY
                                            COMMON              EQUITY           SAVINGS          MAGELLAN              LOAN
                                          STOCK FUND             FUND             FUND              FUND                FUND
                                          ----------             ----             ----              ----                ----
ASSETS
Allocated Share of Master Savings
    Trust Investments                   $  654,845(a)       $  886,024(b)       $5,297,044       $1,362,345(c)       $      963

Allocated Share of Master Savings
    Trust Cash                               9,052                  --              44,715               --                  --
                                        ----------          ----------          ----------       ----------          ----------
Total Assets                               663,897             886,024           5,341,759        1,362,345                 963
                                        ----------          ----------          ----------       ----------          ----------
LIABILITIES
Accounts Payable                                --                 620                  --               --                  --
                                        ----------          ----------          ----------       ----------          ----------
Net Assets Available for Benefits       $  663,897          $  885,404          $5,341,759       $1,362,345          $      963
                                        ==========          ==========          ==========       ==========          ==========



                                                                                 PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------------
                                           FRANK                                                        SEI
                                           RUSSELL              SEI               SEI SMALL          DIVERSIFIED
                                           EQUITY              INT'L                 CAP.             MODERATE
                                            INDEX              EQUITY               GROWTH              GROWTH
                                            FUND                FUND                 FUND                FUND              TOTAL
                                            ----                ----                 ----                ----              -----
ASSETS
Allocated Share of Master Savings
    Trust Investments                   $   79,576(d)       $       32(e)       $   34,817(f)       $      295(g)       $8,315,941

Allocated Share of Master Savings
    Trust Cash                                  --                  --                  --                  --              53,767
                                        ----------          ----------          ----------          ----------           ----------
Total Assets                                79,576                  32              34,817                 295           8,369,708
                                        ----------          ----------          ----------          ----------           ----------
LIABILITIES
Accounts Payable                                --                  --                  30                   3                 653
                                        ----------          ----------          ----------          ----------          ----------
Net Assets Available for Benefits       $   79,576          $       32          $   34,787          $      292          $8,369,055
                                        ==========          ==========          ==========          ==========          ==========

----------
(a)  At fair value.  Cost: $   360,085    Shares: 13,081
(b)  At fair value.  Cost: $   363,399
(c)  At fair value.  Cost: $ 1,059,224
(d)  At fair value.  Cost: $    69,912
(e)  At fair value.  Cost: $        36
(f)  At fair value.  Cost: $    37,815
(g)  At fair value.  Cost: $       293




The accompanying notes are an integral part of these financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998

                                                                  PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------------
                                                                         BLENDED
                                      HERCULES                          INTEREST                                         FRANK
                                    INCORPORATED                          RATE          FIDELITY                        RUSSELL
                                       COMMON            EQUITY          SAVINGS        MAGELLAN         LOAN            EQUITY
                                     STOCK FUND           FUND            FUNDS           FUND           FUND          INDEX FUND
                                     ----------           ----            -----           ----           ----          ----------
CONTRIBUTIONS:
  Participating employees            $        --      $   112,807     $   363,404     $   134,385     $     --        $    26,855
  Company contributions                       --           28,202          87,688          33,533           --                401
                                     -----------      -----------     -----------     -----------     --------        -----------
    Subtotal Contributions                    --          141,009         451,092         167,918           --             27,256

Interplan transfers                      163,503               --              --              --           --                 --

ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash dividends                            14,971               --              --          89,054           --                  4
Interest                                     448                1         331,299              --           --                  2
Change in market value                  (237,720)         285,611              --         377,765           --             31,541
                                     -----------      -----------     -----------     -----------     --------        -----------
  Total                                  (58,798)         426,621         782,391         634,737           --             58,803
Withdrawals                             (260,370)         (67,069)       (475,362)       (130,011)          --             (8,015)
Interfund transfers                       (2,679)         126,188        (260,004)         36,265         (861)            63,192
                                     -----------      -----------     -----------     -----------     --------        -----------
Change in Net Assets Available
   for Benefits                         (321,847)         485,740          47,025         540,991         (861)           113,980
Net Assets Available for
   Benefits, December 31, 1997           663,897          885,404       5,341,759       1,362,345          963             79,576
                                     -----------      -----------     -----------     -----------     --------        -----------
Net Assets Available for
   Benefits, December 31, 1998       $   342,050      $ 1,371,144     $ 5,388,784     $ 1,903,336     $    102        $   193,556
                                     ===========      ===========     ===========     ===========     ========        ===========


                                                                  PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------------
                                                         SEI               SEI
                                                        SMALL          DIVERSIFIED       SEI            SEI CORE
                                       SEI               CAP             MODERATE     DIVERSIFIED        FIXED
                                   INTERNATIONAL       GROWTH            GROWTH       CONSERVATIVE       INCOME
                                    EQUITY FUND         FUND              FUND           FUND             FUND               TOTAL
                                    -----------         ----              ----           ----             ----               -----
CONTRIBUTIONS:
  Participating employees           $     1,807      $     4,170     $     3,518     $        --     $     1,890       $   648,836
  Company contributions                     452            1,042             880              --             473           152,671
                                    -----------      -----------     -----------     ---------       -----------       -----------
    Subtotal Contributions                2,259            5,212           4,398              --           2,363           801,507

Interplan transfers                          --               --              --              --              --           163,503

ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash dividends                              576              314             421             126             108           105,574
Interest                                     --               --              --              --              --           331,750
Change in market value                     (328)           3,422             (29)          1,339             (70)          461,531
                                    -----------      -----------     -----------     -----------     -----------       -----------
  Total                                   2,507            8,948            4790           1,465           2,401         1,863,865
Withdrawals                                  --             (959)             --              --              --          (941,786)
Interfund transfers                      13,975           23,323           2,066          (1,465)             --                --
                                    -----------      -----------     -----------     -----------     -----------       -----------
Change in Net Assets Available
   for Benefits                          16,482           31,312           6,856              --           2,401           922,079
Net Assets Available for
   Benefits, December 31, 1997               32           34,787             292              --              --         8,369,055
                                    -----------      -----------     -----------     -----------     -----------       -----------
Net Assets Available for
   Benefits, December 31, 1998      $    16,514      $    66,099     $     7,148     $        --     $     2,401       $ 9,291,134
                                    ===========      ===========     ===========     ===========     ===========       ===========



The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The Hercules Incorporated Employee Savings Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Upon hire, certain represented employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Savings and Investment Plan. Bankers Trust Company (Trustee) holds the assets of the Trust. The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The investments in the accompanying statements of net assets available for benefits represent the Plan's share of the investments in the Trust, which was 2.82% and 2.53% at December 31, 1998 and 1997, respectively. Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities that include the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   INVESTMENT PROGRAM
         The following investment media are available under the Employee Savings
Plan:

1.       Hercules Incorporated Common Stock.

2. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

3. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1998 and 1997, the blended yield of these contracts was approximately 6.8% and 6.4%, respectively.

4. Fidelity Magellan Fund is a long-term capital appreciation fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

5. Frank Russell Equity Index Fund sells high long-term returns by investing in common stocks of the largest companies in the U.S. stock market.

6. SEI International Equity Fund seeks to provide aggressive long-term growth from investments in foreign stocks and diversification in domestic stock portfolios.

7. SEI Small Cap. Growth Fund invests in stocks of smaller companies that are in an early stage or transition point in their development.

8. SEI Diversified Moderate Growth Fund invests in U.S. and international stocks and provides a limited level of current income by investing in bonds.

9. SEI Diversified Conservative Fund seeks to provide current income with opportunity for capital growth by investing in domestic and international stocks and bonds.

10. SEI Core Fixed Income Fund invests in a diversified portfolio of high-quality fixed-income bonds.

         The Company contribution, as defined in the Plan, is equal to 25% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay.

         During 1998, the Plan had purchases and sales of Hercules Common Stock of $174,933 and $44,492, respectively, which are considered related party transactions.

         There were 340 participants at December 31, 1998 who participated in one or more of the ten investment media. At December 31, 1998 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock .......................       298
         Equity Fund...............................................        70
         Blended Interest Rate Savings Fund .......................       198
         Fidelity Magellan Fund....................................        90
         Frank Russell Equity Index Fund...........................        25
         SEI International Equity Fund.............................         5
         SEI Small Cap. Growth Fund................................        10
         SEI Diversified Moderate Growth Fund......................         3
         SEI Diversified Conservative Fund.........................         0
         SEI Core Fixed Income Fund................................         2


3.   INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST
         The Plan's allocated share of the Trust's net assets is based upon the total of each individual Plan's interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                                                1998                    1997
                                                                                ----                    ----
         Hercules Incorporated Common Stock Fund........................         0.7%                   0.9%
         Equity Fund....................................................         1.8%                   1.4%
         Blended Interest Rate Savings Fund.............................         4.8%                   4.4%
         Fidelity Magellan Fund.........................................         4.6%                   4.2%
         Loan Fund......................................................           0%                     0%
         Frank Russell Equity Index Fund................................         1.5%                   1.1%
         SEI International Equity Fund..................................         0.6%                     0%
         SEI Small Cap. Growth Fund.....................................         1.2%                   0.8%
         SEI Diversified Moderate Growth Fund...........................         0.1%                     0%
         SEI Diversified Conservative Fund..............................           0%                     0%
         SEI Core Fixed Income Fund.....................................           0%                     0%

4.   INTERPLAN TRANSFERS
         Interplan transfers represent the vesting of a 1996 supplemental stock award.

5.   TAX STATUS
         The United States Treasury Department advised on October 29, 1997 that the Plan as amended through February 1, 1996 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

6.   INVESTMENTS
         The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1998 or 1997 are as follows:

                                                        1998             1997
                                                     ----------       ----------
Hercules Incorporated Common Stock ...........       $  334,747       $  654,845
Equity Fund ..................................       $1,371,182       $  886,024
Fidelity Magellan Fund .......................       $1,902,709       $1,362,345
Group Annuity Contract with Peoples
     Life Insurance Company (#BDA 00002TR) ...       $1,823,993       $1,056,404
Group Annuity Contract with Transamerica Life
     Insurance & Annuity Company (#76768) ....       $  793,541               --
GIC Prudential (#GA 8083) ....................       $       --       $1,185,706
Hartford Life Contract (#GA 10226) ...........       $  360,382       $  494,418
Group Annuity Contract with Transamerica Life
     Insurance & Annuity Company (#76589) ....       $  979,004       $  844,109


7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             DECEMBER 31,
                                                             ------------
                                                        1998               1997
                                                    -----------        -----------
Net Assets Available for Benefits
     per the financial statements ...........       $ 9,291,134        $ 8,369,055

Amounts Allocated to Withdrawing Participants            (7,969)            (8,978)
                                                    -----------        -----------

Net Assets Available for Benefits
     per the Form 5500 ......................       $ 9,283,165        $ 8,360,077
                                                    ===========        ===========


         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1998
                                                                -----------------

Benefits paid to participants per the financial statements ...        $ 941,786

Add:  Amounts Allocated to Withdrawing Participants at
      December 31, 1998 ......................................            7,969

Less: Amounts Allocated to Withdrawing Participants at
      December 31, 1997 ......................................           (8,978)
                                                                      ---------

Benefits paid to participants per the Form 5500 ..............        $ 940,777
                                                                      =========



         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Employee Savings Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 22, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                                /s/ H. Eugene McBrayer
                                ----------------------

                                H. Eugene McBrayer, Chairman
                                Finance Committee, Hercules Incorporated,
                                Plan Administrator



Date: June 29, 1999

                                  EXHIBIT INDEX

      Number                         Description
      ------                         -----------
        23               Consent of Independent Accountants.